UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Elevra Lithium Limited (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit
No.	Description
99.1	Announcement filed by the Registrant with the Australian Securities Exchange on January 13, 2026 – Appendix 2A – Application for Quotation of Securities.
99.2	Announcement filed by the Registrant with the Australian Securities Exchange on January 20, 2026 – Appendix 3G – Notification of Issue, Conversion or Payment Up of Unquoted Equity Securities.
99.3	Announcement filed by the Registrant with the Australian Securities Exchange on January 21, 2026 – December 2025 Quarterly Report Advisory and Change of Presentation Currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: January 22, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel